Room 4561

June 30, 2006

Mr. Kenneth R. Hahn
Senior Vice President and
 Chief Financial Officer
Borland Software Corporation
20450 Stevens Creek Boulevard, Suite 800
Cupertino, CA 95014

> **Re: Borland Software Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed May 2, 2006**
> **Form 8-K Filed May 15, 2006**
> **File No. 001-10824**

Dear Mr. Hahn:

        We have reviewed the above referenced filings and have the following comments.
Please note that we have limited our review to the matters addressed in the comments
below. Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

License and Other Revenues, page 39

1.   We note that you disclose the change in the dollar amount of IDE and ALM
        product revenues from one period to the next, but do not disclose the amount of

gross revenues recognized by each of these product lines for the periods presented. In light of your stated intention to dispose of your IDE products, it appears that substantive, detailed information regarding the historical results of your IDE products is warranted. Explain to us the consideration you have given to disclosing total sales, cost of sales and gross margin by period for your IDE product group. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

2.   We note your disclosure that VSOE for annual PCS is established with the stated future renewal rates included in your contracts or the amount charged "on a similar transaction" or "other specific evidence." Describe in detail what "similar transaction" and "other specific evidence" refer to. Additionally, explain in detail why you believe these items represent VSOE. Tell us how you considered paragraph 10 of SOP 97-2.

3.   Regarding your use of stated renewal rates to establish VSOE of PCS, please provide the following:

- Tell us your policies for determining the pricing for stated renewal rates for PCS;

- Whether there are cases where customers whose contracts include stated renewal rates for PCS ultimately renew PCS at a rate which differs from the rate stated in the contracts. If so, tell us the frequency and dollar amount of any deviations;

- The amounts stated in your contracts for PCS renewal rates in dollars and as a percentage of the total arrangement consideration.

        Provide sufficient detail to demonstrate that your stated PCS renewal rates are substantive.

Goodwill and Acquired Intangibles, page F-16

4.   We note that you performed a goodwill impairment test in the third quarter of 2005 based on a single reporting unit and concluded there was no impairment as of September 30, 2005. Explain to us, in reasonable detail, how you considered paragraphs 28, 29 and 39 of SFAS 142 at the time you decided to seek a buyer for your IDE product business.

Note 14. Enterprise-wide Disclosures

5.   Based on disclosure throughout your 10-K regarding your intention to dispose of your IDE products, it appears that your ALM products and IDE products represent different types of products with different economic and other characteristics. In view of this, explain why you have not separately reported revenue from external customers for your ALM and IDE product lines. See SFAS 131, par 37.

Report on Form 10-Q for the Quarterly Period Ended March 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 17

6.   With respect to your plans to seek a buyer for your IDE products, explain to us how you have considered the guidance of SFAS 14, pars. 30 through 48.

Form 8-K filed May 15, 2006

Exhibit 99.1

7.   We believe the non-GAAP operating statement columnar format appearing in your Form 8-K may create the unwarranted impression to investors that the non-GAAP presentation has been prepared under a comprehensive set of accounting rules or principles awhile also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e. line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8. Please note that the guidance of SAB Topic 14.G may also apply. We may have further comment upon review of your response.

8.   We note that the non-GAAP measures you have presented exclude material recurring items. The disclosure you have provided regarding your non-GAAP measures does not appear to adequately demonstrate the usefulness of the measures. In this regard, we note the following:

    •   Your disclosure emphasizes that certain of the adjustments relate to items that do not have a significant impact on cash. Given that the non-GAAP measures you have presented are performance, and not liquidity, measures, it is not clear to us why the cash impact of the items is relevant to a discussion of their usefulness.

- You indicate that you do not consider certain of the excluded items to be normal components of your expenses related to ongoing operations and that reviewing the non-GAAP measures that exclude these items allows a better understanding of the performance of your ongoing operations. However, you do not define "ongoing operations." Additionally, you do not explain *why* reviewing measures that exclude the items allows for a better understanding of your operations. Finally, given the frequency and materiality of the excluded items in prior periods, and your disclosed expectation that there will be similar items in future periods, it is not clear why you do not consider the excluded items to be normal components of your expenses.

- You do not explain why it is meaningful to include the revenue stream from a acquired entities but exclude material costs related to and resulting from those acquisitions;

- You do not discuss the material limitations associated with the use of the non-GAAP measures or the manner in which you compensate for those limitations.

While there is no per se prohibition against removing recurring items, you must meet the burden of demonstrating the usefulness any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. For further guidance, see the answer to question 8 in Frequently Asked Questions Regarding the Use of Non-GAAP Measures.

9.   Disclose the effective tax rates utilized in determining both the GAAP and non-GAAP income tax provisions. Any differences should be clearly explained.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief